UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No.  4  )*
                                             -----

                           THE ELDER-BEERMAN STORES CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                     COMMON
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    284 470-10-1
                         ------------------------------
                                 (CUSIP Number)

     David Nierenberg, The D3 Family Fund, 19605 NE 8th St., Camas, WA  98607
                                360-604-8600
 ------------------------------------------------------------------------------
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                                     8/3/00
                        -------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                         1 of 12

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 284 470-10-1                                              Page 2 of 12

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The D3 Family Fund, L.P. (David Nierenberg is President of the General Partner, which is Nierenberg Investment Management Company.)
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY
      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              820,500 common shares (5.5%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              820,500
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 900,000 shares (6.0%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.0%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      PN
      --------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 284 470-10-1                                             Page 3 of 12

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Haredale, Ltd.
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY
      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      The Bahamas
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              20,000 common shares (0.1%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              20,000
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 900,000 shares (6.0%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.0%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      CO
      --------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 284 470-10-1                                             Page 4 of 12

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James Henry Hildebrandt
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY
      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Canada
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              6,500 common shares (0.0%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              6,500
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 900,000 shares (6.0%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.0%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 284 470-10-1                                             Page 5 of 12

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Toxford Corporation
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY
      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Channel Islands, British Isles
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              3,000 common shares (0.0%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              3,000
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 900,000 shares (6.0%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.0%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      CO
      --------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 284 470-10-1                                             Page 6 of 12

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Nierenberg Family 1993 Trust
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY
      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              50,000 common shares (0.3%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              50,000
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 900,000 shares (6.0%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.0%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      OO
      --------------------------------------------------------------------------

Item 1.  Security and Issuer

         Common stock of The Elder-Beerman Stores Corp. (EBSC),
         3155 El-Bee Road, Dayton, Ohio  45439.

Item 2.  Identity and Background

         The D3 Family Fund, L.P., a Washington State partnership, whose principal business is investing in the equities of undervalued public micro-cap companies. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in Item 2(d) and (e).

Item 3.  Source and Amount of Funds or Other Consideration

         Source of funds is money invested in the partnership by its limited partners. Aggregate amount invested in EBSC shares purchased by the partnership is $4,787,989.

Item 4.  Purpose of Transaction

         We intend to vote all of our shares in favor of the four directors nominated in the company's amended proxy statement of July 31, 2000 and in favor of all of the resolutions contained therein. But our impatience with the company's lagging operating, financial, and stock performance continues.

         Therefore we have sent the attached letter to the company's board of directors today, calling on them to do five things to maximize shareholder value:

         1. To resume and expand the company's share repurchase program.
         2. To require all insiders to buy and hold meaningful amounts of the company's stock.
         3. To separate the positions of Chairman of the Board and CEO.
         4. To hinge  all  senior  management  incentive  compensation  on sharp
         improvement   in  the  company's   operating,   financial,   and  stock
         performance.
         5. To replace the current CEO and the CFO immediately.

         If not satisfied with the company's performance in meeting these goals, D3 will seek to unseat all remaining pro-management directors at the company's 2001 annual meeting.

Item 5.  Interest in Securities of the Issuer

         (a,b) D3 owns, and has sole voting and dispositive power over, 820,500 common shares of EBSC (5.5%). In addition, 29,500 more common shares of EBSC are owned by three foreign investors whose funds are managed by Mr. Nierenberg: Haredale, a Bahamian corporation which owns 20,000 shares; James Henry Hildebrandt, a Canadian citizen who owns 6,500 shares; and Toxford Corporation, a Channel Islands corporation which owns 3,000 shares. In addition, The Nierenberg Family 1993 Trust, of which Mr. Nierenberg is trustee, owns 50,000 EBSC shares.

         (c)    No transactions during the last 60 days.

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         N/A for D3.

Item 7.  Material to be Filed as Exhibits

         Copy of Letter to Elder-Beerman Stores Corporation dated August 3,
2000.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 August 4, 2000                              DAVID NIERENBERG
------------------                          ------------------------------------
      Date                                  David Nierenberg
                                            President
                                            Nierenberg Investment Management
                                              Company, Inc., the General Partner
                                              Of The D3 Family Fund, L.P.

Item 1.  Security and Issuer

         Common stock of The Elder-Beerman Stores Corp. (EBSC),
         3155 El-Bee Road, Dayton, Ohio  45439.

Item 2.  Identity and Background

         (a)  Haredale Ltd., a Bahamian corporation.

         (b)  P.O. Box N-4465, Nassau, New Providence, The Bahamas.

         (c)  Haredale is in the investment business at the address above.

         (d)  None

         (e)  None

         (f)  The Bahamas.

Item 3.  Source and Amount of Funds or Other Consideration

         Haredale owns, and Mr. Nierenberg has sole voting and dispositive power over, its 20,000 shares.

Item 4.  Purpose of Transaction

         Same as Item 4 on Page 7.

Item 5.  Interest in Securities of the Issuer

         (a,b) Haredale owns, and Mr. Nierenberg has sole voting and dispositive power over, its 20,000 shares.

         (c)    None

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Haredale pays Mr. Nierenberg an annual management fee and a share of its net profits for his personal management of its accounts.

Item 7.  Material to be Filed as Exhibits

         Copy of Letter to Elder-Beerman Stores Corporation dated August 3,
2000.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 August 4, 2000                              DAVID NIERENBERG
------------------                          ------------------------------------
      Date                                  David Nierenberg
                                            Authorized to trade for
                                              Haredale, Ltd.

Item 1.  Security and Issuer

         Common stock of The Elder-Beerman Stores Corp. (EBSC),
         3155 El-Bee Road, Dayton, Ohio  45439.

Item 2.  Identity and Background

         (a) James Henry Hildebrandt, an individual who is a citizen of Canada, resident in Hong Kong.

         (b) c/o Bain & Company, 33rd Floor The Center, 99 Queen's Road Central Hong Kong.

         (c)  Mr. Hildebrandt is in the management consulting business.

         (d)  None

         (e)  None

         (f)  Canada

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Hildebrandt owns, and Mr. Nierenberg has sole voting and dispositive power over, his 6,500 shares.

Item 4.  Purpose of Transaction

         Same as Item 4 on Page 7.

Item 5.  Interest in Securities of the Issuer

         (a,b) Mr. Hildebrandt owns, and Mr. Nierenberg has sole voting and dispositive power over, his 6,500 shares.

         (c)    None

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Mr. Hildebrandt pays Mr. Nierenberg an annual management fee and a share of its net profits for his personal management of its accounts.

Item 7.  Material to be Filed as Exhibits

         Copy of Letter to Elder-Beerman Stores Corporation dated August 3,
2000.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 August 4, 2000                              DAVID NIERENBERG
------------------                          ------------------------------------
      Date                                  David Nierenberg
                                            Authorized to trade for
                                              James Henry Hildebrandt

Item 1.  Security and Issuer

         Common stock of The Elder-Beerman Stores Corp. (EBSC),
         3155 El-Bee Road, Dayton, Ohio  45439.

Item 2.  Identity and Background

         (a)  Toxford Corporation, a Channel Islands corporation.

         (b) P.O. Box 3048, St. Andrews House, Le Bordage, St. Peter Port, Guernsey, Channel Islands, British Isles.

         (c) Toxford Corporation is in the investment business at the address above.

         (d)  None

         (e)  None

         (f)  Channel Islands, British Isles.

Item 3.  Source and Amount of Funds or Other Consideration

         Toxford Corporation owns, and Mr. Nierenberg has sole voting and dispositive power over, its 3,000 shares.

Item 4.  Purpose of Transaction

         Same as Item 4 on Page 7.

Item 5.  Interest in Securities of the Issuer

         (a,b) Toxford Corporation owns, and Mr. Nierenberg has sole voting and dispositive power over, its 3,000 shares.

         (c)    None

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Toxford Corporation pays Mr. Nierenberg an annual management fee and a share of its net profits for his personal management of its accounts.

Item 7.  Material to be Filed as Exhibits

         Copy of Letter to Elder-Beerman Stores Corporation dated August 3,
2000.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 August 4, 2000                               DAVID NIERENBERG
------------------                          ------------------------------------
      Date                                  David Nierenberg
                                            Authorized to trade for
                                              Toxford Corporation

Item 1.  Security and Issuer

         Common stock of The Elder-Beerman Stores Corp. (EBSC),
         3155 El-Bee Road, Dayton, Ohio  45439.

Item 2.  Identity and Background

         (a)  The Nierenberg Family 1993 Trust, a revocable trust.

         (b)  19605 N.E. 8th Street, Camas, Washington  98607

         (c)  A Trust

         (d)  None

         (e)  None

         (f)  United States

Item 3.  Source and Amount of Funds or Other Consideration

         Shares were purchased using bank borrowings.

Item 4.  Purpose of Transaction

         Same as Item 4 on Page 7.

Item 5.  Interest in Securities of the Issuer

         (a,b) The Nierenberg Family 1993 Trust owns, and Mr. Nierenberg has sole voting and dispositive power over, its 50,000 shares.

         (c)    None

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         N/A

Item 7.  Material to be Filed as Exhibits

         Copy of Letter to Elder-Beerman Stores Corporation dated August 3,
2000.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 August 4, 2000                              DAVID NIERENBERG
------------------                          ------------------------------------
      Date                                  David Nierenberg
                                            Authorized to trade for
                                            The Nierenberg Family 1993 Trust

              Exhibit - Letter to Elder-Beerman Stores Corporation

August 3, 2000


The Directors of Elder-Beerman Stores Corporation
C/o Frederick J. Mershad, Chairman and Chief Executive Officer
3155 El-Bee Rd.
Dayton, Ohio 45401

Dear Directors:

I will vote all 900,000 shares which I either control or own in favor of the four designated board nominees and in favor of all of the resolutions contained in your most recent amended proxy statement. I appreciate the practical spirit which you brought to the recent negotiations with PPM and Snyder Capital.

I must inform you, however, that I and numerous other shareholders continue to be unhappy with and impatient about the operating, financial, and stock market performance of the company. The announcement just this morning of the unexpectedly large loss for the second quarter is shocking and disappointing. It has driven the share price to a new all-time low. I will continue to push to hold you and management accountable. I am tired of management's excuses that the department store business is a tough business. If Kohl's and Target have been able to fashion and roll out successful business models, why can't we? It is high time that we benchmark this company against the winners in its industry, not against the losers.

Therefore I want you to know that I will continue to press you, and the four new directors, for the following things:

1. Renew and enlarge the share repurchase program. It has been dormant for too long. If doing so requires stopping Wasserstein Perella's moribund efforts to sell the company, so be it. It is not a good time to be selling EB anyway. Logical acquirers are distracted and the merchandise we have been peddling is shopworn. It is inexcusable that a company with EB's cash flow and balance sheet has not been aggressively repurchasing shares when they have been trading at over a 70% discount from book value.

2. In the same spirit, I am troubled that none of you, other than the two newest directors, have purchased shares for your own accounts since Fred Mershad last bought shares in a filing reported on September 7, 1999. No insider buying for a year! For a stock trading at more than a 70% discount from book value and an enterprise value, excluding securitized credit card receivables, of less than two times EBITDA! I hope you recognize how loudly your collective silence on this subject has spoken to the capital markets and to the outside shareholders. It expresses a stunning lack of confidence in the management of this company, a team which you have doggedly protected from attack from shareholders like myself. I think that each board member, and each member of senior management, should be required to make open market purchases of the stock and to hold the shares during their time of service to the company. Set a number, say $50,000 worth of stock, which is non-trivial and which will begin to make each of you as impatient as your outside shareholders have become about the unacceptable performance of EB.

3. To improve the quality of corporate governance, I urge you to separate the positions of Chairman and CEO by selecting someone other than Fred Mershad to be Chairman beginning with your next board meeting.

4. Senior executive compensation should be changed so that cash bonuses, stock options, and all other forms of incentive compensation should be driven only by meeting MBO's for dramatic improvement in operating performance, financial performance, and share price, especially the latter. If you were to do this, rather than rewarding management for treading water, management too might begin to share the impatience of your outside shareholders with the unacceptable performance of EB.

5. Finally, Fred Mershad and Scott Davido should be replaced immediately. Step up to the plate finally and do your job as directors. Stop tolerating management's constant excuses and stop being afraid of the devil you don't know. Focus, instead, on what you do know: this accident prone, stumbling, bumbling team is not up to the task. Today's shocking preannouncement is one more example of the team's inadequacies. Their comps are terrible. They lag industry averages consistently, even during a period of unprecedented macro-economic prosperity. The financial results are unacceptable. The team has no credibility with shareholders or with the Street. They cannot even meet their own guidance. They must be replaced right away.

As far as this shareholder is concerned, unless you replace current senior management with more capable executives, I will be back at your annual meeting in 2001 seeking to unseat all outside directors who have continued to support incumbent management. And if the unacceptable performance of the last several years continues for another year, I am confident that I will win once again.

Sincerely yours,




David Nierenberg
General Partner, The D3 Family Fund, L. P.